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JOIN THE SCRAP CONNECTION / TRADEFOX COMMUNITY
Raised $970,727 from 1595 investors on November 2017

Snapshot | Quotes | Story | Team | Investors | Interview | Q&A

Business intelligence and trading tools for recycling industry professionals

Tradefox (previously Scrap Connection) is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. We connect scrap professionals to facilitate trade in a $250 Billion market. We offer our customers unlimited access to company details on over 100,000 companies dealing in recyclables and thousands of in-depth company Trade Reputation Reports which provide insight on the trustworthiness and reliability of those companies.



Chris Yerbey
Founder & CEO
12-year scrap industry veteran. Serial entrepreneur with 5 successful companies including 1 tech startup. Alabama native now based in the hottest tech startup center of Europe: Amsterdam!



Tradefox: empowering the global trade of recyclables.

Why you may want to invest

1. Revolutionizing the $250 billion scrap market.
2. Potential to provide $200 million of value per year to scrap companies.
3. More than 100,000 new companies added to our database in 2 years.
4. More than 2,500 detailed Trade Reputation Reports
5. First Pick of 525 startups for participation in Startup Bootcamp Amsterdam 2012 accelerator program. (Tech Stars Affiliate.)
6. 15,000 more trades with an average value of $X entering our system every week.

Our Ambition

We aim to become the most trusted platform for services centered around the trade of recyclables. Our goal is to have $2 billion of the annual global scrap trade being conducted on our platform by 2020. Business intelligence on trading partners and competitors, financial services, documentation tools, and arbitration are just some of the elements we will combine to reduce massive financial risks and market inefficiencies.

- 2016_Scrap_Market_Overview_-_learn_about_the_scrap_trade.pdf
- Scrap Connection BV Financial Statements 2014.pdf
- Scrap Connection BV Financial Statements 2015.pdf
- Scrap_market_overview_2018__ISRI_yearbook_.pdf

tradefox.co

Muscle Shoals, AL

Follow (876)

analytics b2b finance fin_tech invest_with_a_fund invest_in_startups logistics operations sustainability analytics b2b technology scrap scrap metal recycling b2b saas marketplace trade trading import export tech software infrastructure crowdfunding b2b

Why I Like Scrap Connection / Tradefox

Scrap Connection was my first pick amongst all other companies at Startup Bootcamp. It's a brilliant idea now put into practice. This is what this sector urgently needs: Trust, Reliability and Transparency

Eric de Groot
OWNER AND FOUNDER, REVELX & SCRAP CONNECTION ADVISOR & INVESTOR

THE BUZZ ABOUT SCRAP CONNECTION / TRADEFOX

The able team at Scrap Connection is headed by Mr. Chris Yerbey. He has always been a relationship builder, and the vision for the company looks great. I personally believe all vendors and scrap users should join and utilize Scrap Connection. It makes sourcing easier, with more competitive prices, and it's a great time saver.

Gautam Ganariwal
Owner, MS Agarwal Foundries Pvt. Ltd.

I think that people should join Scrap Connection, because Chris and his passioned team have a good view on how the scrap business will evolve in the near future into a more efficient and safe way of doing business using their trading platform.

Jacco Maas
Trader at Cronimet Holland

Scrap Connection for us brings together a guide, if you will, within the present and into the future of the metal recycling industry pricing, news and most importantly connections! We recommend anyone looking for verified, trustworthy and reliable scrap connections for ALL metal recycling aspects to join; in this business it's not what you know about the industry, it's who you know in the industry!

David Teows
General Manager, Tri County Scrap Metals, LLC

Scrap Connection brings differentiated value to buyers and sellers that is unmatched in this sector. Their keen focus to provide exceptional customer service and to do what's right will help them and their community members win in the marketplace!

Bryan van Vranken
Vice President, Liberty Mutual Insurance & Scrap Connection advisor

I like it when startups try to bring the "old world" to the "new world". That's where opportunities lie. However, given the nature of these middle man driven markets it's not an easy job the guys at Scrap Connection are trying to pull. But they seem very determined to make it a success. And I am confident they will, given their industry background combined with strong online focus.

Thijs Gitmans
Fund Manager, Mainport Innovation Fund II

I'm right behind Scrap Connection, sharing my knowledge and networks. I'm convinced they're very well positioned to be successful, mixing leading edge innovation with an existing proven business model and technology to serve a new market. Scrap Connection has the power to solve big challenges within this sector.

Hans Klomp
Econic Program Manager, ABN AMRO Bank

I've researched various community platforms and the way they build trust. I believe Scrap Connection fulfils a serious need and this team has the experience to both build, run and grow it. I'm impressed by the technology they are using to make the transaction as simple as possible for both parties.

Johnathan Marks
International media advisor working out of New York, London and Amsterdam.

Scrap Connection's value proposition and team is second to none. I have been onboard since day one, and am excited for the future. The operational efficiencies, transparency, and security that their business model brings to a terribly inefficient marketplace is going to create a paradigm shift in the industry where everyone wins!

Bryce Giemza
Former VP of Finance at a Fortune 500 company & Scrap Connection advisor

Having worked in the brokerage environment I understand the need for the transparent and efficient exchange Scrap Connection has built. I believe the team has the knowledge, network and dedication to change the world of scrap metal trading.

Coen Frank
Director Fundraising & Investor Relations, Goodwell Investments



RWM Exhibition

RWM Exhibition, 11 - 12 September, NEC Birmingham, is the leading recycling and water & energy waste management event in the UK
July 16, 2019 @ rwmexhibition.com



Recycling

Scrap Connection uses crowd-funding to help counter fraud

The Netherlands: Tech start-up Scrap Connection is fighting to minimise risks encountered by buyers, sellers and brokers of scrap materials - a mission that is



backed by a 'highly successful' crowd-funding campaign that has raised over US$ 340
March 27, 2017 @ recyclinginternational.com



Startup wants to reduce risks in scrap trading - E-Scrap

A tech startup is developing a new product to verify trustworthiness among traders of electronic scrap and other recyclable materials. Scrap Connection plans to offer reports on companies in the scrap materials trading industry, using information
March 23, 2017 @ resource-recycling.com



New Recommendation: Scrap Connection - Early Investing

I'm excited to announce our newest recommendation. The company is called Scrap Connection. Before I get into why we're recommending this company, a little backstory... I've done a couple of mildly interesting things in my life. One was heading
February 27, 2017 @ earlyinvesting.com



Scrap Connection in Top 10% on Stratifund

Scrap Connection is a global platform providing B2B software solutions to companies that buy, sell or broker recyclable materials. The company connects scrap professionals with services including in-depth business and market intelligence, an
November 17, 2016 @ stratifund.com



Acerium - Scrap Connection Partnership

Acerium is proud to announce a new partnership with Scrap Connection, the world's leading open marketplace for scrap metal products. Founded by industry veterans with decades of experience, Scrap Connection brings scrap metal recycling
April 11, 2016 @ acerium.com



Five recyclers list material on Scrap Connection in first online auction

Metal Bulletin
July 17, 2012 @ metalbulletin.com



Scrap Connection trading platform goes live

Responding to the perceived need for a 'safer and more efficient trading environment', the newly-founded Scrap Connection launched an industry-specific digital marketplace on July 12. The on-line platform serves to connect communities
July 16, 2012 @ recyclinginternational.com



New platform for e-trade of steel scrap lists first material - Metals | Platts News Article & Story

Scrap Connection, the electronic platform for physical trading of containerized scrap, listed its first transactions Thursday as it formally launched with a ceremony on the trading floor of the Amsterdam Stock Exchange
July 16, 2012 @ platts.com



Scrap Connection platform to start with ferrous trading

Scrap trading platform Scrap Connection will begin with ferrous material trades when it is launched on Thursday July 12, a spokesman for the company told Metal Bulletin. The company said last week that it will launch an online marketplace at 15:00 local
July 12, 2012 @ metalbulletin.com



Scrap Connection to launch online exchange for scrap metals

Scrap Connection will launch an online exchange through an auction mechanism for trading metal scrap on Thursday July 12, the Netherlands-based business-to-business marketplace said.
July 5, 2012 @ metalbulletin.com

Connect

- Search our database of over 110,000 companies
- Discover companies that match your needs with rich filters — location, materials, industry associations, and more
- Contact leads directly via Tradefox, or find contact information

What we're building

Premium company reports: rich data helps assessment of potential and

current trading partners, and even competitors by analysing trading habits and history.

See a sample report below, or click here: https://tradefox.co/sample





Tradefox Report

ABC Trading, Inc.

Downloaded 16 January 2019

Page 1 of 6

Company type
Trader

SIC 3356	Rolling, Drawing, and Extruding of Nonferrous Metals, Except Copper and Aluminum
SIC 3357	Drawing and Insulating of Nonferrous Wire
SIC 3363	Aluminum Die-Castings
SIC 3364	Nonferrous Die-Castings, Except Aluminum
SIC 3364	Aluminum Foundries
SIC 3364	Copper Foundries

Established
1973

Registration number
None given

Website
www.abctrading.com

People
201 - 500 total employees

Leadership
Leo Knight
CEO

2 employees on Tradefox

Chinmay Sarasvati
Account manager

Shadrias Pearson
Account Manager Metals

Locations

Head office 123 Main Street NE, Atlanta, GA 30309 USA
+1 404 555 5555

Office 2 150032 Hwy 42, Burlington, WV 26710
+1 304 555 5555

About

ABC Trading, Inc. is recognized as one of the leading metal recyclers in the Middle East established in 1973.

ABC Trading, Inc. is a family owned and operated business establishment. With more than four decades of experience in the field of metal recycling, the Group contributes to several industries worldwide through its diverse product offerings handled by a team of highly skilled and trained employees with multilingual capabilities.

ABC Trading, Inc. has strategically located operations in the Middle East, Far East and The Americas while maintaining Dubai as its Global Headquarters. The Group's strategic zones provide timely service to its national and international business partners with access to countless markets across the globe with a long term vision and an untiring perseverance.

ABC Trading, Inc. values long-term partnerships with its business partners with pride in its commitment as the key foundation of our corporate values.

SAMPLE

Our Deck

Who we are, what we're fixing, and how.



Tradefox
The Safest Way to Trade Recyclables



Tradefox
The Recyclables Market
The Benefits of Recycling

In-depth with Chris Yerbey, CEO

Chris Yerbey, founder of Tradefox / Scrap Connection, is interviewed by Ruud Hendriks, Co-founder of Startup Bootcamp.



Years of experience and connections



Founder



Chris Yerbey
Founder & CEO
12-year scrap industry veteran. Serial entrepreneur with 5 successful companies including 1 tech startup. Alabama native now based in the hottest tech startup center of Europe: Amsterdam!

AND THE REST OF THE TEAM



David Kelly
CTO
David wrote his first business application at age 16 and has now been crafting the technology that grows startups for almost three decades.




Brendan Jones
Operations Manager
Brendan very capably drives the company's day to day operations. Master of data.




Poonam Dhiman Bansal
Customer Support
Poonam works diligently to verify our quickly growing membership base. She's also responsible for the news, pricing and events for our community.




Elena Scherer
Director of Product & Design

Raised $1,738,527 From 1617+ Investors

FUNDING HISTORY



Andrew Douglas VanderPloeg

Passionate about everything business. Finance Manager. Babson (Olin) 2017 MBA Graduate



Richard Stokvis

Interested in businesses that bring innovative healthcare solutions



Randy Kirk

Retired from government, started my own business, invested in Reg A start-ups, author of published book.



Rem Darbinyan

Founder of Smartclick AI: AI and Machine Learning Innovation Center



James Donnell

58, an auditor and former banker for past 20 years. Have become so interested in investing in start ups. My interests are in tech, medical companies primarily.



Sean Hanagan

I'm a corporate immigration lawyer interested in start up crowdfunding opportunities.



Joan Lanzagorta Pinol

Insurance expert and personal finance blogger.



Johnny Evans

Everyday person



Serge-Eric Tremblay

Kickstarter fan and product manager at Microsoft



Ivan Raiklin

Recovering lawyer, diplomat, green beret turned startup investor/advisor whose accidentally ran 50 miles, once!



Dilraj Ghumman

Investing today in the products of tomorrow. Dad. Husband. Fan of Roentgen.



Ian Taylor

Biochemist with experience in finance, agriculture, and software.



Demarley Holder

IT Risk Consultant



Henry Henderson

Aerospace Electrician and Enviromental system specialist.



Ron Waksman

Jalben LLC - Investments



Paul Wilcox

Private investor focused mainly on sustainability and b2b ideas.



Greg Wilson

Investor/writer/research analyst



Susan Raab-DeNicola

CIO of nation-wide corporation. Support animal welfare, homeless shelters.



Ali Alhaschemy

I am an MD and a business owner.



Ze Paulo

Brazilian investor



Nicholas Angelis

Nurse Anesthetist and Entrepreneur



Lynndal Daniels

Owner/partner of a Real Estate Investment LLC and licensed psychotherapist.



Benjamin Walter Du Bois II

Former Submarine Sailor, C141 Flight Engineer, Retired Air Force Officer, Airline Pilot, Mechanic, Avionics Repair. Real Estate Investor and self direct my own 401K investing in the market.



Blessing Akpofure

I love startups as I have had a few startups personally that did not go very far as a result of lack of funding. My primary specialty is anesthesiology.



Marcin Szymanski

I own an indie entertainment software development LLC.



Virginia G. Frost

I've invested in real estate most of my life; owned/operated a skilled nuring home (SNF) for 16 years with 60+ employees; and invested in the stock market



Suzette Kachmaryk

I am a veteran of the United States Air Force. I retired as a Chief Master Sergeant after 24 years of service.



Stanley Forwand

Semi-retired cardiologist doing locum tenens



Mary Kuali'i

living in california.



Stan Murrah

Sr. Project Manager at Big International

work up to four days a month. the rest of my time I'm playing tennis.

Conglomerate. Have lots of varied investing experience and have been investing for a very long time.



Stephen Darryl Bowe

Spent most of my life as an educator - cross-cultural training for 20+ years and the last 20 training church leaders in Africa. Been investing since I was 12.



Bradley Besserman

Mechanical Engineer at NBBPVI



Stephen Cowan

First time investor



Frank Michel

Entrepreneur, Investor, Business Owner Advisor on Value and Exit Issues



Ramesh Patel

Retired ED Physician. I practiced medicine in USA for approximately 30 years.



Saad ALSOGAIR

Investing in what matters, not what is predictable.

MORE INVESTORS

Interview

WF: Why did you start Scrap Connection? ^   – COLLAPSE ALL

SC: To fix some big problems.

Our founder, Chris Yerbey, has been in the recycling business for over 22 years. He started out brokering, and later traded internationally. Over the years, he and his partner built up a very successful business, but as revenue increased so did their exposure to financial risks. Fraud, contract cancellations, and losses in settlement of quality claims plague every honest buyer, seller and broker of scrap materials.

With experience in platform based technology gained from his previous startup, he had a unique cross-industry perspective on how to solve the very problems he was experiencing as a trader. Motivated to use his knowledge to help others avoid these types of losses, Chris founded Scrap Connection in 2012.

WF: Why should I invest? ^

SC: Two reasons:

Financial:
Because you agree that Scrap Connection's solutions can provide massive financial value to the industry and that we have the team, knowledge and vision to make it happen. You expect a sound return on investment because of this.

Personal:
Because you're sick of dodgy characters taking advantage of honest people. It's time to change the scrap industry for the better, and you want to help Scrap Connection achieve that. If you're in the industry, you want to trade without risk.

Our team has years of experience dealing with the problems we are now building products to solve, and also with building technology platforms to solve problems in a traditional industry. We are trying to solve a big problem that could potentially create enormous value for a huge market. If we are successful, our investors could see returns of 10x – 50x in a few years.

WF: What's new about what you're making? How is it different? ^

SC: Put simply, we're a first mover. Services for scrap trading exist online, but none with the scope or approach we're aiming for. We see the potential to provide massive value through the reduction of risk, quality claims, contract cancellations, and workflow inefficiencies.

Much of the scrap business operates in a quite old-fashioned (low tech) way, but we believe the sheer value of our services gives a strong incentive for businesses to take advantage of the solutions we're creating.

WF: How do you make money? ^

SC: Through a low monthly membership fee currently. Our strategy in the short term is to keep the barrier to entry as low as possible in order to grow the membership base, thereby increasing the value of the network.

In the near future, we will implement new features accessible on a pay-per-use basis. For example, we intend to earn money from company reports containing in-depth information on new and existing trading partners, which members would typically download before booking a new order or when doing market research. Other features will include the ability to book low cost shipping, and financial products such as escrow payments, foreign exchange, LC finance, and insurance.

WF: How big can you be? ^

SC: We aim to have $2 billion of the annual global scrap trade being conducted on our platform by 2020. As we offer more and more pay-per-use services centered around trades, we calculate that our revenue as a percentage of transactions will reach 0.25% or $5 million per year. Using PE ratios for technology companies, the estimated value of our company at this level would be more than $100 million.

But $2 billion of trade is less than 1% of the $250 billion scrap market. Upon reaching that milestone, we would pursue a 10% share of the market, and more. This would push the value of our company above the $1 billion mark.

WF: I don't know anything about scrap. Can you explain it for me? ⌃

SC: Sure thing. The waste management industry is one of the biggest industries that you never think about. Around US$250 billion of scrap is traded globally every year, including metals, paper, plastics, glass, rubber, etc. "Scrap" could actually a bad word for it, because it's not rubbish at all; for example 88% of all steel is recycled.

You've probably seen your local scrap yard stacked with old cars, but that's not the only place scrap comes from. Other sources include the demolition of buildings and equipment, off-cuts/waste from industrial processes, and municipal waste collection services.

Who buys the scrap? Well, depending on the material, the country, and what the market is doing, roughly two-thirds of scrap is bought & sold domestically. The remainder is shipped in containers or in bulk overseas. It's bought by industrial mills who melt the scrap down, remove any impurities, and shape it into new products to be sold.

WF: What problems are you actually solving? ⌃

SC: Despite being an old industry, there's a lot of room for incurring loss in the scrap industry. We estimate these losses cost companies over $200 million a year. Here are the main causes, which we're aiming to solve:

Material quality claims:
Claims happen, and for good reason: sometimes the material the buyer receives just isn't what they thought they were buying. Maybe it's poorer quality than expected; maybe it's gone rusty over the journey because it was wet when it was loaded into the shipping container. It could be in different size pieces, and therefore requires further treatment before processing. There's a myriad of reasons (not all of them scrupulous), and a lot of them can be solved by better communication and documentation so expectations are managed.

Fraud:
Sometimes, you need to buy from a new source. The source might seem legit, but when your shipment arrives, it might be full of very low quality material or perhaps include no material at all. We aim to drastically reduce the chance of that happening with our verification and business intelligence tools.

Contract cancellation:
The price of scrap changes every day. Sometimes, it changes so much that the financial benefit of backing out of a deal appears to outweigh the cost of losing a trading partner and having them tell everyone they know not to do business with you. We plan to track deals as they happen so that we can reward honest players and flag dodgy dealers for everybody to see.

Material quality and claims:
Recyclable raw materials are typically waste products that have been processed in order to remove impurities that can cause problems in the process of making new materials like steel, aluminium and plastics. These materials can be handled multiple times between the point of creation (demolition of a building, shredding of a car, trimming plastic parts, etc) and the point of use. At each stage, material quality can be improved or worsened, often unintentionally. At the end of the supply chain, the buyer of the material is stuck with it for better or for worse, because they already paid for it. When quality is less than expected, the buyer will file a claim for a partial refund. In the end, the buyer wants a fair settlement and the supplier wants to be sure the claim is genuine.

We aim to improve this claims process by first ensuring that both parties remain accountable for a fair resolution. We will provide inspection services and technology tools which reduce miscommunications regarding quality, while keeping all of the conversations, documentation and photos surrounding a transaction in one place for both parties to easily review. When a rapid solution cannot be found, we can forward the details about the entire transaction to an arbitration firm to help both parties reach a mediated settlement.

Fragmented services:
There are a multitude of financial, transport, and documentation services needed when trading in scrap, especially internationally. Some of these are accessible online, but not efficiently. We see that bringing all the services together onto one platform can dramatically streamline workflows.

WF: Isn't the scrap business a bit dodgy? ⌃

SC: Our services are focussed on industrial-scale B2B trade. Shady characters stealing copper wiring in the dead of the night to sell to their local scrap yard certainly exist, but that's not who uses our services.

We connect scrap yards, waste companies, traders and brokers with industrial mills who buy the scrap to melt it down into new finished and semi-finished products, like steel. That said, there's still a lack of oversight and accountability in the industry, which leads to problems in itself, and which we aim to solve.

WF: How do you acquire customers? ⌃

SC: At the moment through word-of-mouth and campaigns on social media platforms that we focus towards industry groups. This has provided us with steady growth until now, but as we look to scale even more we'll be adding dedicated sales hustlers to our team in the near future.

WF: What's your biggest risk? What keeps you up at night? ^

SC: Honestly, it's how to convince everyone in the scrap industry that the minor short-term pain of slightly changing how they work is worth the major long-term financial gains delivered through vastly reducing their exposure to risk, quality claims and contract cancellations.

It's a good thing we're passionate and believe in our solutions!

WF: Are you just in metals? What about other verticals? ^

SC: Our experience is with the metals market, so we're starting with what we know. Once we're happy with the product, however, we see no reason why it can't be expanded to other recyclables and any other commodity traded in a spot market.

We've already opened up our platform to plastic and e-scrap recyclers.

Essentially we see our product being useful to any company that trades in industrial raw materials.

WF: Who are your competitors? How are you different? ^

SC: There are a number of companies already offering company info and buy/sell listing services online, specific to the scrap industry. The problems in the industry aren't just solved by simply bringing everyone online, however; in fact they're probably compounded.

Our difference is our focus on verification, accountability, and hard data to give our customers real insight into which companies they should be dealing with.

WF: How will you scale? ^

SC: Our platform is designed to scale by its very nature. Our customers are incentivised to invite their contacts, because the more contacts a company has on Scrap Connection, the more value they receive. Therefore, our current users are our most important asset for scaling.

WF: What is crowdfunding? ^

SC: There are two types of crowdfunding: rewards-based crowdfunding and equity crowdfunding. We're using equity crowdfunding.

Rewards-based crowdfunding (like on Kickstarter and Indiegogo) is where you give a company money to produce a product you believe in, and in return the company might give you a reward, such as a copy of the product, or public recognition. But if the company goes on to make millions, you don't get any of the profits! This is why we're using equity crowdfunding; we want our investors to profit themselves.

Equity crowdfunding is the process where people (i.e. the 'crowd') invest in an early-stage, unlisted company (a company that is not listed on a stock market, like Scrap Connection) in exchange for shares in that company. A shareholder has partial ownership of a company and stands to profit should the company do well. Unlike traditional investing, each person can invest as little as $200.

Investing in a startup at an early stage can be extremely profitable. If you'd invested $500 in Google back in 1998, it'd be worth $10M today. A $500 investment in Tumblr when it first started would be worth $750K today. These are just a couple of examples of young companies that were acquired for hundreds of millions, even billions, of dollars, making their earliest investors fantastically rich.

However, examples like Google and Tumblr are extremely rare, and only 1 in 10 startups provide a significant return for their investors.

Out of every 10 startups:

3 startups fail, go bankrupt, or the business closes.
3 startups are worse than average, aren't very profitable, and return less than the invested capital, but are still active.
3 startups are a moderate success, are profitable, and return just the invested capital. They are not acquired yet and are still active.
1 highly successful startup will pay the investor a multiple return on his investment. That startup has an IPO or is the target of a significant acquisition.

Here are some great resources to learn more:

Wefunder FAQ: "How do I earn a return?"

Video [3 mins]: "Why Invest Through Equity Crowdfunding?" (just ignore when she talks about 'Americans' - everyone can invest in Scrap Connection!)

A great in-depth equity crowdfunding video tutorial [25 mins]: "Crowdfund Investing 101"

Also, check out this interview on Mad Money [6 mins]: "Investing In Startups"

WF: Why did you choose to use crowdfunding instead of traditional investment? ^

SC: We believe we can change the industry by creating the most trustworthy trading network in the world. And we need the industry's support to make that happen. Through crowdfunding, we can now offer shares in Scrap Connection, allowing others to participate financially in our success.

By investing, industry professionals can both enact change in the industry, *and* make a profit.

Of 191 industry professionals we surveyed in July 2016, 51% said they'd be interested in investing in Scrap Connection, with amounts totalling over $240K. That belief in the demand for our product is hugely motivating, and it encouraged us to launch this crowdfunding campaign.

WF: How do I invest? ^

SC: For any questions you have about investing, please first read Wefunder's very comprehensive investor FAQ: https://wefunder.com/faq/investors. Otherwise, please ask us below and we'll be happy to answer!

WF: Can I invest if I'm not in the U.S.? ^

SC: Yes, absolutely!

Just be aware that you're subject to your own country's securities laws. Essentially, you can invest unless the law of your country prevents you from investing.

Also be aware that when you go to invest, the payment options on WeFunder look like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.

WF: How do I transfer money to WeFunder from outside the U.S.? ^

SC: The payment options on WeFunder *look* like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.

One great option for transferring your money to WeFunder is https://transferwise.com. They're much cheaper than most foreign exchange options because they use the actual exchange rate, and only make money off of their small fee. (No, we don't have any connection to them, we just think they're great. We love good tech!)

WF: Should I/we invest as an individual or a company? ^

SC: Either. We absolutely accept investments from companies. For companies who have lost money in the past due to fraud, contracts being backed out of, and/or bad material quality claims, investing is a great way to support us in building a solution to those problems (and hopefully make a return on investment, also). Individuals who believe in our vision can also invest separately to their company.

How much have you or your company lost due to cancelled contracts and fraud in the last 10 years? If you were to invest 5% of those losses in the solution, not only could you decrease losses in the future, but with a possible ROI of 10x – 50x, the losses could be recovered! Plus, you would have a say in our product development.



Ask a Question

| Type your question here... | **ASK QUESTION** |

Viral Trivedi   Jan 6 ⌄
Hi Chris. It has been over 1.5 years since the close of the round. It would be great to receive a detailed investor update regarding how things are shaping up, MRR for 2018, how the valuation may have improved over time and if you are considering further Reg CF/VC rounds.
ANSWER   IGNORE

Tao Wang   Feb 21 2018 ⌄
What's the current status with our investment?
ANSWER   IGNORE

Sivasubramanian SRINIVASAN   Sep 14 ⌄
Hi what is the current status? What should I do to sell my invested shares
ANSWER   IGNORE

Edward F Stefan   Jul 6 2018 ⌄
Will current Trade Wars affect Scrap Connection
ANSWER   IGNORE

Tao Wang   Jan 15 2018 ⌄
We need an update on our investment!
ANSWER   IGNORE

Julian E. Metcalf INVESTOR   Sep 11 2017 ⌄
How might China's new restrictions on scrap imports from the US change the US scrap market and does this impact Scrap Connection's current strategy at all?
ANSWER   IGNORE

Matt Ward   Aug 8 2017 ⌄
do you have a referral/viral component to your service? you should reward users for

do you have a referral/viral component to your service? you should reward users for promoting your product by offering free month etc... for every new users they add to your site to speed growth.

ANSWER   IGNORE

Sudeep Ruparelia   Jun 23 ⌄

Hi! May I request the financial reports for 2018?

ANSWER   IGNORE

Tao Wang   Apr 11 ⌄

Anyway I can get back what I invested 2 years ago $2500? Even there is a fee (LMK) to withdraw it. I would like to proceed. Thanks! Need this fund for family emergency.

ANSWER   IGNORE

Yung Blas [INVESTOR]   Nov 4 ⌄

When will we be seen by a VC ?

ANSWER   IGNORE

Daren L Kirksey   Sep 7 ⌄

how do I invest?

ANSWER   IGNORE

R. Gregory Wolff   Dec 13 2017 ⌄

I don't see the green "Invest" button that Andy Gordon said would be there.

ANSWER   IGNORE

R. Gregory Wolff   Dec 13 2017 ⌄

How do I invest on Wefunder?

ANSWER   IGNORE

Randolph J Lieberman   Dec 7 2017 ⌄

R U still looking for investors, I do not see any link for View Profile to Invest ?

ANSWER   IGNORE

Michael Nelson   Nov 16 2017 ⌄

Hey there, I was wondering if i was able to still invest or did i miss out on this great opportunity? Im new to WEFUNDER. Reviewing scrap connection was the only reason for opening and account. Let me know how i can invest as i would love to a be a micro fraction of this company. Thanks a lot hope nothing but the best for you guys weather i can still invest, or if its too late. info@goldnbullion.com , 7208226359

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Zakre Silva   Nov 8 2017 ⌄

Can I still invest?

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Shareef Mahaboob   Oct 31 2017 ⌄

I have enjoyed reading many of the articles and posts contained on the website, keep up the good work and hope to read some more interesting content in the future. It is a great article. You will surely like this also because it is a great stuff, yeah it's give us lots of interest and pleasure
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Kevin Whelan   Oct 29 2017 ⌄

Hi Chris,
I appreciate business models like this that are designed to create trust and look out for both parties involved. I invest in things that I believe make the world a better place and in teams I believe to be good people who give something back to society. Although not as glamorous as curing cancer, saving people from having their businesses go under and being able to sleep at night because you've created a safer more accountable way to transact is huge. It is because of my initial gut impression that I've invested in your company prior to voicing my concerns.
In that vain, I hope you remember the people who helped get you here and let us ride the wave with you. I realize you run a business, not a non-profit, but the clause to buy out the minority shareholders concerns me. I understand wanting to give yourself the greatest freedom as it's your baby and with startups, just like home remodeling, it is never as smooth and timely as you anticipate and sometimes there is a need to go into damage control mode. My plea is for you to remember that some of us backed you because we want a fairer world where everyone can win and that you factor that in if any unforeseeable challenges present themselves or VC's start waiving around big checks.
Someone on here asked about the implementation of blockchain tech and features on your platform and Brendan shared that it's not in your roadmap at this point. I am curious if you are consulting with anyone about it and what level of priority you place on it? My concern is that without blockchain once you start getting serious traction and hosting a larger user base, you'll be more vulnerable to competition. There are so many things you could do with blockchain and smart contracts to put you light years ahead of all in your field, helping you in your role as arbitrator of disputes, and appealing to insurance companies you partner with making it less risky, etc. If you accept bitcoin as payment at its current growth rate, even holding it for just a few months could insulate you from the need for future VC money, etc. The list goes on. Obviously lots of startups try to be all things to all people and as a result don't get anything done and lose customers to complexity. But I want this thing to be huge. My hope is that you are paying attention to the innovation trends so you can stay ahead of the game and go beyond just having a good business model and offer something revolutionary.
I know some of this just me sharing but I would appreciate hearing your response as you see fit. In the meantime thanks and you have my support!

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Matthew Albert   Oct 16 2017 ⌄

Chris - thanks for the prompt response, much appreciated. One more follow up, can
you please provide some more color / support regarding how your team derived the
$4.5 million valuation cap? Thanks again for your help.

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Matt Ward   Aug 8 2017 ⌄

what is your marketing plan going forward?

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